Peak Hires Former People's Bank of China Senior Manager as Special Advisor

Montreal, Quebec--(Newsfile Corp. - November 6, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has hired former People's Bank of China senior manager, Mr. Wenjun Wu, as a special advisor to assist the Company in various business development capacities and in preparing the Company's Cubeler Lending Hub platform for China's upcoming digital currency.

Mr. Wu is currently the CEO of Chengfangyun Digital Technology Ltd. (CDT), a Fintech company located in Suzhou that he created to provide products and services designed to help companies, banks and financial institutions conduct transactions in digital yuan. Prior to founding CDT, Mr. Wu was a senior manager at the People's Bank of China (PBOC), China's Central Bank, where he worked in the Credit Information Centre and Cross-border RMB Settlement departments while also leading the R&D department of the Central Bank's Nanjing branch. CDT is currently working closely with the PBOC to promote the use and adoption of the digital yuan in Suzhou.

"We're very pleased and excited to have Mr. Wu join our team to help us get Lending Hub ready for the digital RMB," commented Peak Group China CEO, Mr. Liang Qiu. "The digital RMB has been in the works for a few years now as the Central Bank has been pushing the whole country toward a cashless society. It is therefore very important for a company like Peak, considering the services we provide, to be at the forefront of this evolution. Having an opportunity to work with Mr. Wu and to benefit from his expertise and direct connection to the PBOC is priceless".

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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